

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2019

Marco Hegyi
Chief Executive Officer
GrowLife, Inc.
5400 Carillon Point
Kirkland, WA 98033

> **Re: GrowLife, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2019**
> **File No. 333-234277**

Dear Mr. Hegyi:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 21, 2019

General

1. Given the disclosure under "Potential Subscribers" on pages 19-20 that Triton Funds LP may be a subscriber under this offering, it appears that you may be seeking to register as a primary offering the shares of common stock issuable under your equity purchase agreement with Triton Funds LP. If so, an equity line financing done as a primary offering is an at the market offering under Rule 415(a)(4) and must comply with the requirements of that rule. Because it does not appear as though you are eligible to conduct an at the marker offering under Rule 415(a)(4), we object to an attempt to register the primary offering of shares that may be issuable to Triton. Please see Question 139.21 of our Securities Act Sections Compliance and Disclosure Interpretations.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing